UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 17, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol appoints an independent non-executive director




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")


SASOL APPOINTS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

Sasol today announced the appointment of Mr Manuel Joao Cuambe as an independent non-executive director with effect from 1 June
2016.

Mr Cuambe is a Mozambican national and has more than 27 years of experience in the energy sector. He served as the Executive Chairman and Chief Executive Officer of Electricadade de Mozambique (EDM) from November 2005 to March 2012. Since November 2007, Mr Cuambe has been serving as the Chairman of Companhia Elctrica do Zambeze (CEZA), a wholly-owned subsidiary of EDM. From December 1998 to February 2002, he was a Non Executive Board Member of Companhia de Transmissao de Mozambique (MOTRACO), a joint venture between EDM, the Swaziland Electricity Company
(SEC) and ESKOM.

Mr Cuambe also served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April
2008. He is currently the Managing Director of MC Investimentos &
Consultoria (MCICO), a consulting, investment and advisory services private company formed in January 2013.

He has a Bachelor of Engineering degree from the University of Zambia and a Post Graduate Certificate in Management Studies from the Management College of Southern Africa.
"We are delighted to have somebody with Manuel's background join our Board. His experience in the Mozambican power sector will strengthen our Board's expertise, while enhancing its overall diversity", said Dr Mandla Gantsho, Sasol's Chairman.

17 May 2016
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: May 17, 2016					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary